Points International Ltd. Reports Fourth Quarter and Full Year 2014 Financial Results

– FY 2014 revenues of $255.0 million, an increase of 26% year-over-year
– Full year 2014 Adjusted EBITDA1 of $9.1 million, an increase of 22% year-over-year
– FY 2014 net income of $4.7 million, an increase of 30% year-over-year

Toronto, Canada, March 4, 2015 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, today announced results for the fourth quarter and full-year ended December 31, 2014.

“2014 was the strongest year in Points’ history. As expected, we delivered record financial results, with revenue and Adjusted EBITDA increasing 26% and 22%, respectively, over the prior year,” said Rob MacLean, CEO of Points. “Our performance reflects continued execution against our new partner and product pipeline. In 2014, we announced or launched 43 products and added 9 new partners to our Loyalty Commerce Platform. At the same time, investments in our marketing initiatives and technology continue to drive growth of our core business.”

Mr. MacLean continued, “Throughout 2014 we added a number of loyalty verticals and large partners to our roster including Hilton Hotels, Spirit Airlines, and the Etihad Guest Program. Most recently in December, we announced a multi-year partnership with United Airlines’ MileagePlus Program, the most comprehensive and strategic partnership in the history of our company. Just post quarter, in January, we completed the conversion of our core Buy, Gift and Transfer products for United onto our Loyalty Commerce Platform.”

“As is evident, contributions to our growth have never been more diverse. In 2014, we saw improvements across many facets of our business as we recognized the contribution from new partners, existing partners, and product launches with both new and existing partners. We are particularly pleased that many key players in the Loyalty Industry are increasingly turning to Points to assume control of and operate loyalty products that leverage our expertise in the marketplace.”

“In short, we are satisfied with our financial performance in 2014. Notwithstanding the negative impact of industry consolidation and softness in the European market during the year, significant progress was made due to new partner acquisitions and strong growth of our core business,” Mr. MacLean concluded.

Fourth Quarter 2014 Financial Results
(Unless otherwise stated, all comparisons for the fourth quarter of 2014 are on a year-over-year basis)

Revenues totaled $64.8 million, compared to $69.1 million. Principal revenues totaled $61.8 million, compared to $66.9 million. The year-over-year decrease in principal revenues was due to the effect of loyalty program consolidation and its impact on the alignment of consumer promotional activity, as well as lower-than-anticipated revenues from European partners.

Gross margin2 dollars totaled $10.4 million, or 16% of total revenue, compared to $10.3 million, or 15% of total revenue. As a percentage of revenue, gross margin reflects the relative mix of partner and product activity during the quarter. On a year-over-year basis, gross margin dollars were relatively flat, as the incremental margin added from new partnerships launched over the last twelve months was largely offset by reduced promotional activity from certain programs due to industry consolidation.

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1 Adjusted EBITDA (Earnings before interest, taxes, depreciation and amortization, and foreign exchange) is considered by Management to be a useful supplemental measure when assessing financial performance. Management believes that Adjusted EBITDA is an important indicator of the Corporation's ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, Adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which Points believes to be the most directly comparable IFRS measure.

Adjusted EBITDA totaled $2.7 million compared to $3.4 million. This year-over-year decrease was largely due to the impact of the aforementioned industry consolidation, as well as approximately $0.5 million in non-recurring costs related to the acquisition of Crew Marketing International, Inc.

Net income totaled $1.5 million, or $0.09 per diluted share, compared to a net income of $2.3 million, or $0.15 per diluted share.

Fourth Quarter 2014 Business Metrics

	Q4/14	Q4/13	Q4/14 vs. Q4/13	Q3/14	Q4/14 vs. Q3/14
Total All Channels
Points/Miles Transacted (in 000s)	4,574,409	5,348,320	-14.5%	5,296,466	-13.6%
No. of Points/Miles Transactions	529,792	500,782	5.8%	617,952	-14.3%

Full Year 2014 Results

Revenues were $255.0 million, up 26% from 202.4 million in 2013.

Gross margin dollars totaled $39.7 million, or 16% of revenue, an increase of 20% from $33.1 million, or 16% of revenue, in 2013.

Adjusted EBITDA totaled $9.1 million, up 22% from $7.4 million in 2013.

Net income was $4.7 million, or $0.30 cents per diluted share, up 30% from net income of $3.6 million, or $0.23 per diluted share, in 2013.

As of December 31, 2014, total funds available, comprised of cash and cash equivalents together with restricted cash and amounts with payment processors was $45.1 million. Net operating cash, which is defined as total funds available less amounts payable to loyalty program partners, was $9.1 million as of December 31, 2014. The Company remains debt free and is pleased with its overall financial position.

Outlook

“Points’ core business is strong and our outlook for the future remains optimistic,” Mr. MacLean continued. “We are expecting another year of solid revenue and Adjusted EBITDA growth in 2015. We will pursue new relationships and product deployments throughout the year, and any material success from these efforts will be incremental to our outlook. ”

“Over the next year, we will continue to invest against an addressable loyalty market $2.5 to $3.5 billion in size. Specifically, adding new partners, expanding relationships with existing partners, and driving further innovation and engagement throughout the broader loyalty industry will be core drivers of our growth. Also incorporated in our modest expense increase for the year are longer-term growth initiatives focused on responsive design, personalized offerings, and continued efficiency gains in our core business. In addition, in the latter-half of 2015, we plan to re-launch our web-based Points.com consumer platform as a fully-distributable Loyalty Wallet. We believe that there is a tremendous opportunity in offering fully-sanctioned loyalty program transactions to third parties, whether mobile wallets, mobile apps, online travel and retail services, or point of sale providers, and facilitating this interaction between relevant channels and the loyalty industry will offer significant engagement and monetization opportunities for both Points and our partners,” MacLean added.

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2 Gross Margin is defined as total revenues less the direct cost of principal revenues. Gross Margin is considered by Management to be an integral measure of financial performance and represents the amount of revenues retained by the Corporation after incurring direct costs. However, gross margin is not a recognized measure of profitability under IFRS.

The Company is initiating guidance for the year ending December 31, 2015 as follows:

  Revenue is expected to grow 15% – 20% over 2014.
  Adjusted EBITDA is expected to grow 15% – 25% over 2014.

This guidance range contemplates contributions from partners and products that have been announced or are in market today only, including the impact of both the American Airlines and US Airways reduction in revenues and gross margin, as well as our new strategic partnership with United Airlines.

Share Buyback

Points has been informed that the Toronto Stock Exchange ("TSX") has accepted Points' notice of intention to make a normal course issuer bid to repurchase up to 782,504 of its common shares (the "Repurchase"), representing approximately 5% of its 15,650,085 common shares issued and outstanding as of February 25, 2015.

The primary purpose of the Repurchase is purchases for cancellation. Repurchases will be made from time-to-time at Points' discretion, based on ongoing assessments of Points' capital needs, the market price of its common shares, general market conditions and other factors. Repurchases may be effected through the facilities of the TSX, the NASDAQ Capital Market ("NASDAQ") or other alternative trading systems in the United States and Canada.

All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other published markets, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. As a result of certain rules and policies of the TSX, subject to certain permitted exceptions, the maximum number of shares which can be repurchased per day on the TSX is 1,255 based on 25% of the average daily trading volume on the TSX for the prior six months (being 5,021 shares per day). Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by Points having regard to future price movements and other factors.

The Repurchase will commence on March 9, 2015 and will terminate on March 8, 2016. During the past 12 months, Points has not repurchased any of its common shares through a share repurchase program or normal course issuer bid.

Investor Conference Call

Points' conference call with investors will be held today at 4:30 p.m. Eastern Time. To participate, investors from the US and Canada should dial (877) 407-0784 ten minutes prior to the start time. International dialers should call (201) 689-8560.

In addition, the call is being webcast and can be accessed at the Company's web site: www.points.com and will be archived online upon completion of the call. A telephonic replay of the conference call will be available through Wednesday, March 18, 2015 by dialing (877) 870-5176 in the U.S. or Canada or (858) 384-5517 internationally and entering the conference ID 13599438.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS; NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points’ solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 50 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points’ unique SaaS products allow merchants and businesses to reward their customers with points and miles from the world’s largest loyalty brands.

In 2014, Points acquired PointsHound, a hotel booking engine and loyalty currency aggregator built specifically for frequent travelers. PointsHound enables loyalty program members to earn loyalty points for staying in their favorite hotels and also to earn bonus rewards in the form of airline miles. Members of the free-to-use site have access to over 150,000 hotels worldwide, including boutique and non-chain properties.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 36th largest Canadian technology company by the 2014 Branham300 list. For more information on Points, please visit www.Points.com, follow us on Twitter (@PointsBiz) or read the Points company blog. For more information on PointsHound, please visit www.PointsHound.com.

Caution Regarding Forward-Looking Statements

This press release contains or incorporates forward-looking statements within the meaning of United States securities legislation, and forward-looking information within the meaning of Canadian securities legislation (collectively "forward-looking statements"). These forward-looking statements include, among other things, opportunities for new products and partners and incremental revenue, and our guidance for 2015 with respect to revenue growth and Adjusted EBITDA expectations. These statements are not historical facts but instead represent only Points' expectations, estimates and projections regarding future events.

Although Points believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and are subject to important risks and uncertainties that are difficult to predict. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Undue reliance should not be placed on such statements. In particular, the financial outlooks herein assume Points will be able to maintain its existing contractual relationships and products, that such products continue to perform in a manner consistent with Points' past experience, that Points we will be able to generate new business from our pipeline at expected margins, our in-market and newly launched products and services will perform in a manner consistent with the Company's past experience and we will be able to contain costs. Our ability to convert our pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that we will launch new partners or new products with existing partners as expected or planned nor can there be any assurance that Points will be successful in maintaining its existing contractual relationships or maintaining existing products with existing partners. Other important risk factors that could cause actual results to differ materially include the risk factors discussed in Points' annual information form, Form-40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

The forward-looking statements contained in this press release are made as at the date of this release and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this press release, whether as a result of new information, future events or otherwise.

Contact:
Addo Communications
Laura Bainbridge/Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400

Points International Ltd.
Key Financial Measures and Schedule of Non-GAAP Reconciliations

Gross Margin Information2

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
Total Revenue	$64,841	$69,087	$254,989	$202,370
Direct cost of principal revenue	54,447	58,785	215,333	169,266
Gross Margin	$10,394	$10,302	$39,656	$33,104
Gross Margin %	16%	15%	16%	16%

Reconciliation of Net Income to Adjusted EBITDA1

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
Net income	$1,468	$2,291	$4,684	$3,606
Interest and other income	-	-	(5)	-
Income tax expense	583	474	2,088	666
Depreciation and amortization	581	715	2,150	3,285
Foreign exchange (gain)	54	(77)	138	(123)
Adjusted EBITDA	$2,686	$3,403	$9,055	$7,434

Points International Ltd.
Consolidated Balance Sheets

As at December 31	2014	2013

ASSETS
Current assets
Cash and cash equivalents	$36,868	$64,188
Restricted cash	1,573	1,602
Funds receivable from payment processors	6,691	9,071
Accounts receivable	2,305	1,401
Prepaid expenses and other assets	1,134	2,210
Total current assets	$48,571	$78,472

Non-current assets
Property and equipment	1,856	2,092
Intangible assets	18,320	1,855
Goodwill	7,130	2,580
Deferred tax assets	3,492	5,966
Long-term Investment	5,000	3,500
Other assets	692	547
Total non-current assets	$36,490	$16,540
Total assets	$85,061	$95,012

LIABILITIES
Current liabilities
Accounts payables and accrued liabilities	6,260	4,783
Payable to loyalty program partners	36,030	56,111
Current portion of other liabilities	1,285	1,134
Total current liabilities	$43,575	$62,028

Non-current liabilities
Other liabilities	269	437
Total non-current liabilities	$269	$437

Total liabilities	$43,844	$62,465

SHAREHOLDERS’ EQUITY
Share capital	61,084	58,693
Contributed surplus	11,985	10,381
Accumulated other comprehensive loss	(354)	(345)
Accumulated deficit	(31,498)	(36,182)
Total shareholders’ equity	$41,217	$32,547
Total liabilities and shareholders’ equity	$85,061	$95,012

Points International Ltd.
Consolidated Statements of Comprehensive Income

Expressed in thousands of United States dollars, except per share amounts	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013
REVENUE
Principal	$61,829	$66,910	$244,686	$193,880
Other partner revenue	2,979	2,157	10,211	8,431
Interest	33	20	92	59
Total Revenue	64,841	69,087	254,989	202,370

EXPENSES
Direct cost of principal revenue	54,447	58,785	215,333	169,266
Employment costs	5,289	5,201	22,529	18,934
Marketing & communications	330	223	1,379	1,066
Technology services	276	241	1,083	1,013
Depreciation and amortization	581	715	2,150	3,285
Foreign exchange (gain) loss	54	(77)	138	(123)
Operating expenses	1,813	1,234	5,610	4,657
Total Expenses	62,790	66,322	248,222	198,098

OPERATING INCOME	2,051	2,765	6,767	4,272

Interest and other income	-	-	(5)	-
INCOME BEFORE INCOME TAXES	2,051	2,765	6,772	4,272

Income tax expense	583	474	2,088	666
NET INCOME	1,468	2,291	4,684	3,606

OTHER COMPREHENSIVE LOSS
Items that will subsequently be reclassified to profit or loss: Loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $89 and $206, respectively, for the three and twelve months ended December 31, 2014 (2013: recovery of $111 and $222)	(248)	(308)	(573)	(616)

Reclassification to net income of loss on foreign exchange derivatives designated as cash flow hedges, net of income tax recovery of $43 and $203, respectively, for the three and twelve months ended December 31 , 2014 (2013 – recovery of $57 and $117)	120	157	564	325
Other comprehensive loss for the period, net of income tax	(128)	(151)	(9)	(291)
TOTAL COMPREHENSIVE INCOME	$1,340	$2,140	$4,675	$3,315

EARNINGS PER SHARE
Basic earnings per share	$0.10	$0.15	$0.30	$0.24
Diluted earnings per share	$0.09	$0.15	$0.30	$0.23

Points International Ltd.
Consolidated Statements of Changes in Equity

	Attributable to equity holders of the Corporation
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
		Surplus		losses on cash	other	deficit	equity
				flow hedges	comprehensive
					loss
Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547
Net income	-	-	-	-	-	4,684	4,684
Other comprehensive loss	-	-	-	(9)	(9)	-	(9)
Total comprehensive income	-	-	-	(9)	(9)	4,684	4,675
Effect of share option compensation plan	-	852	852	-	-	-	852
Effect of RSU compensation plan	-	969	969	-	-	-	969
Share issuances	3,122	(217)	2,905	-	-	-	2,905
Share capital held in trust	(731)	-	(731)	-	-	-	(731)
Balance at December 31, 2014	$61,084	$11,985	$73,069	$(354)	$(354)	$(31,498)	$41,217

	Attributable to equity holders of the Corporation
Expressed in thousands of United States dollars	Share Capital	Contributed	Total Capital	Unrealized	Accumulated	Accumulated	Total shareholders’
		Surplus		losses on cash	other	deficit	equity
				flow hedges	comprehensive
					loss
Balance at December 31, 2012	$57,564	$10,105	$67,669	$(54)	$(54)	$(39,788)	$27,827
Net income	-	-	-	-	-	3,606	3,606
Other comprehensive loss	-	-	-	(291)	(291)	-	(291)
Total comprehensive income	-	-	-	(291)	(291)	3,606	3,315
Effect of share option compensation plan	-	767	767	-	-	-	767
Effect of RSU compensation plan	-	497	497	-	-	-	497
Share issuances	1,724	(988)	736	-	-	-	736
Share capital held in trust	(595)	-	(595)	-	-	-	(595)
Balance at December 31, 2013	$58,693	$10,381	$69,074	$(345)	$(345)	$(36,182)	$32,547

Points International Ltd.
Consolidated Statements of Cash Flows
For the year ended December 31

Expressed in thousands of United States dollars	For the three months ended		For the twelve months ended
	December 31,	December 31,	December 31,	December 31,
	2014	2013	2014	2013

Cash flows from operating activities
Net income for the period	$1,468	$2,291	$4,684	$3,606
Adjustments for:
Depreciation of property and equipment	237	202	990	1,094
Amortization of intangible assets	344	513	1,160	2,191
Unrealized foreign exchange loss (gain)	(569)	117	(1,045)	282
Equity-settled share-based payment transactions	497	444	1,821	1,264
Deferred income tax expense	390	532	1,864	624
Unrealized net gain on derivative contracts designated as cash flow hedges	(174)	(205)	(12)	(396)
Changes in non-cash balances related to operations	(6,279)	11,336	(17,081)	14,625
Net cash provided by (used in) operating activities	$(4,086)	$15,230	$(7,619)	$23,290

Cash flows from investing activities
Acquisition of property and equipment	(255)	(238)	(754)	(980)
Additions to intangible assets	(710)	(701)	(1,894)	(1,190)
Long-term investment	-	(1,000)	(1,500)	(3,500)
Changes in restricted cash	-	-	-	1,575
Acquisition of business, net of cash acquired	(14,500)	-	(16,011)	-
Net cash used in investing activities	$15,465)	$(1,939)	$(20,159)	$(4,095)

Cash flows from financing activities
Proceeds from exercise of share options	5	126	117	736
Share purchases	-	-	(731)	(595)
Net cash provided by (used in) financing activities	$5	$126	$(614)	$141

Net increase (decrease) in cash and cash equivalents	$(19,546)	$13,417	$(28,392)	$19,336
Cash and cash equivalents at beginning of the period	55,832	50,875	64,188	45,108
Effect of exchange rate fluctuations on cash held	582	(104)	1,072	(256)
Cash and cash equivalents at end of the period	$36,868	$64,188	$36,868	$64,188

Interest Received	34	19	98	61
Interest Paid	-	-	-	-

Taxes Received	-	-	-	17
Taxes Paid	(4)	(7)	(7)	(60)